77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of Merrill Lynch Healthcare Fund, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 1, the shares of the Fund were voted as follows:

For

Against

Abstain

41,225,035

1,191,288

1,136,358

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

41,118,172

   1,248,341

 1,186,169

PROPOSAL 4.

     To approve a proposed change in the fundamental investment restriction relating to industry concentration.   With respect to Proposal 4, the shares of the Fund were voted as follows:

For

Against

Abstain

40,825,695

   1,474,889

1,252,098